TSX: MMM NYSE Amex: MGH FSE: MI5
March 30, 2012

NEWS RELEASE

MINCO GOLD EXPANDS MINERALIZATION AT SHAJINBA AND BAIMASHI GOLD ZONES, YEJIABA PROPERTY

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/NYSE EUORNEXT:MGH/FSE:MI5) announcesthe results of its 2011 exploration program at Shajinba and Baimashizones on the Company’s 100% owned Yejiaba property, part of the Longnan Project, located in Gansu Province, China.

The 2011 exploration program, designed to further test the gold mineralization zone discovered in 2010,was comprised of an initial drilling program at the Shajinba Gold Zone and a trenching program at the Baimashi Gold Zone, located only 3.0km awaywithin the same structural and metallogenic trend.The results are encouraging, including the discovery of the new Baimashi gold zone, identifyingthe Yejiaba property as a target for future exploration.The Companyis planning anexploration program including3000m of drilling, 3000m of tunnelingand surface exploration in 2012.

Highlights of the 2011 program:

A.	Shajinba Zone

Drilling:

Drilling totaled 2,829.02 metres, covering an area of 1000m by 400m.Drill hole spacing rangedfrom 250m to 400m, depths ranged from 288.03m to 501.4m, targeting two zones trenched in 2009 and 2010: Targeted zones were gold mineralized, coinciding with surface trace of a thrust fault, gold-in-soil anomaly, and a poly-metallic mineralized zone.Drill results returned lower gold values than surface trenching, butprovided verification ofthe structural interpretation based on surface work andgeophysical surveys and discovery of several significant mineralized intersections at depth.

Drill holeSJB-003A:in an area with no surficalsigns of mineralization,due to conglomerate cover, intersecteda wide fault zone comprised of black carbonaceous phyllite and tectonic gouge with numerous dykes of porphyry granite to quartz diorite,a portion of which averaged 0.13g/t Au over 43.56 metres.Additional drilling in the vicinity may lead to a wide ore-grade zone of mineralization.

Drill hole SJB-005: within poly-metallic mineralization, intersected a pure hematite vein in massive limestone. Iron content averaged 61.5% over 2.29 m. The vein was traced on surface for 200 metres at similar grade and width. The drill intersection doubles its strike extension to 400 metres. The vein is open down-dip and along strike to the East.

The following table provides more details on results of drilling completed at the Shajinba Zone in 2011.

Hole-ID	Location, Azimuth And Dip	Down holeDepth, m		Width, m	Average Grade			Alteration
		From	To		Au, g/t	Ag, g/t	Fe, %
SJB-001	3719339.00N 18505408.00E Az163, Dip-65	No mineralized intersection			-	-	-	Brecciation in phyllitic limestone, calcareous phyllite
SJB-002	3719299.00N 18505088.00E Az171, Dip-65	No mineralized intersection			-	-	-	Brecciation in phyllitic limestone, calcareous phyllite
SJB-003A	3719469.00N 18505233.00E Az173, Dip-71.8	287.57	331.13	43.56	0.13	-	-	Granite dykes and phyllite with quartz-carbonate veinlets
SJB-004	3719676.00N 18504817.00E Az193, Dip-69	117.02	118.12	1.10	1.38	-	-	Brecciated and silicified dyke of granite
		348.7	350.7	2.0	0.40	-	-	Calcite with limonite in massive limestone
SJB-005	3719714.00N 18504954.00E Az180, Dip-65	104.96	107.25	2.29	-	-	61.50	Massive hematite in massive limestone
		293.99	294.99	1.00	0.60	-	-	Brecciated and limonitized dyke of granite
		302.76	308.76	6.00	0.17	-	-	Thin bedded phyllitic limestone with hematite in rock matrix
SJB-006	3719714.00N 18504954.00E Az338, Dip-60	21.47	26.13	4.66	0.22	12.2	-	Quartz-carbonate veining with pyrite in brecciated granite and limestone
SJB-007	3719760.00N 18504634.00E Az183, Dip-55	118.35	119.57	1.22	0.66	-	-	Silicified dyke of granite
		125.57	126.87	1.30	0.57	-	-	Silicified dyke of granite

Induced Polarization (IP):

Continuous and distinctive IP anomalieswere tested within three trenches at the Shajinba Zone. Two 80m spaced trenches returned the following results:

0.59 g/t Au over 6.6 m;
0.20 g/t Au over 6.0 m.

The IP anomaly extends for further 800 metres and remains untested.

B. Baimashi Zone

Trenching:

The Baimashi gold-antimony zone covers an area of3km by 1 km, located 3.0 km west from the Shajinba zone. It possessesnumerous occurrences of gold and antimony, clustered in four Zones,hosted in massive limestone and calcareous phyllite.Widely spread grab samples returned gold values between 5.0 Au g/t to 50.0 Au g/t and antimony content was up to 15.0%. Mineralized intersections in the trenches were sampled with 5cm deep by 10cm wide and generally1m long channel samples.

Zone 1 Significant Values:
3.62 g/t Au over 6.4 m;
4.41 g/t Au over 2.0 m;
2.26 g/t Au over 1.2 m, and
0.53 g/t Au over 6.0 m.

The zone extends for 500 metres and has been tested with six trenches.

Zone 2 Significant Values:
11.82 g/t Au over 3.5 m.

The zone is 1.0km long and was tested with 12 trenches but gold content in trenches is generally less than 1.0 g/tAu.

The company has commissioned the preparation of NI 43-101 report on the Yejiaba Property.

Mr. Wayne Spilsbury, MAIG, FAusIMM, has reviewed this news release and is the "Qualified Person" responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Gold

Minco Gold Corporation (TSX:MMM/NYSE Amex:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties. The Company owns an exploration property portfolio covering more than 1,000 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 pr@mincogold.com.

The preceding includes forward looking statements, including plans for the further extension of our exploration program, our plans to complete further surface exploration in 2012, and the possible results of these plans. Actual plans and results of exploration activities may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual plans to differ materially are the Corporation's ability to raise future financing and other risk factors listed from time to time in our SEC reports and our reports filed with Canadian securities regulators.  We disclaim any intent to update forward looking information except to the extent required by applicable securities laws.